Exhibit 99.1
30 March 2022

Micro Focus International plc

Results of Annual General Meeting

The Annual General Meeting (the "Meeting") of Micro Focus International plc (the "Company, "Micro Focus", LSE: MCRO.L) was held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN at 3.00pm on Wednesday 30 March 2022.

All resolutions put to the Meeting as set out in the Notice of Annual General Meeting were voted on by means of a poll. The voting results below show the total of all the votes cast on a poll. The poll results will also be posted on the Company's website.

Resolution (No. as noted on proxy form)	Votes For	%	Votes Against	%	Total Votes Cast (Excluding Votes Withheld / Abstentions)	% of Issued Share Capital Voted	Votes Withheld / Abstentions
1. To receive the Company's accounts, together with the reports of the directors of the Company and the auditors for the year ended 31 October 2021	229,348,436	99.81	434,325	0.19	229,782,761	68.42	1,547,645
2. To declare a final dividend of 20.3 cents per ordinary share for the year ended 31 October 2021	231,141,462	99.97	74,689	0.03	231,216,151	68.85	114,255
3. To approve the Directors' Remuneration report for the year ended 31 October 2021	212,169,591	92.57	17,021,457	7.43	229,191,048	68.24	2,140,357
4. To elect Matt Ashley as a Director	229,895,936	99.49	1,168,777	0.51	231,064,713	68.80	266,684
5. To elect Pauline Campbell as a Director	230,418,215	99.72	653,782	0.28	231,071,997	68.80	259,400
6. To re-elect Greg Lock as a Director	217,959,114	94.81	11,936,812	5.19	229,895,926	68.45	1,435,479
7. To re-elect Stephen Murdoch as a Director	230,246,532	99.62	876,765	0.38	231,123,297	68.82	208,108
8. To re-elect Richard Atkins as a Director	228,415,006	98.85	2,655,234	1.15	231,070,240	68.80	261,166
9. To re-elect Amanda Brown as a Director	220,300,052	96.12	8,892,501	3.88	229,192,553	68.24	2,138,853
10. To re-elect Lawton Fitt as a Director	211,363,803	91.47	19,698,769	8.53	231,062,572	68.80	268,834
11. To re-elect Robert Youngjohns as a Director	228,394,160	98.85	2,666,775	1.15	231,060,935	68.80	270,470
12. To re-appoint KPMG LLP as auditors	229,526,027	99.29	1,645,740	0.71	231,171,767	68.83	159,638
13. To authorise the Directors to determine the remuneration of the auditors	230,460,655	99.70	700,007	0.30	231,160,662	68.83	170,744
14. To authorise the Directors to allot ordinary shares	227,483,134	98.42	3,645,943	1.58	231,129,077	68.82	202,329
15. To empower the Directors to allot ordinary shares on a non pre-emptive basis*	230,201,890	99.61	892,629	0.39	231,094,519	68.81	236,886
16. To empower the Directors to allot ordinary shares on a non pre-emptive basis for acquisitions or capital investments*	219,344,405	94.92	11,729,032	5.08	231,073,437	68.80	257,968
17. To authorise the Company to purchase its own shares*	229,969,951	99.51	1,136,399	0.49	231,106,350	68.81	225,056
18. To adopt new Articles of Association of the Company*	230,288,035	99.67	756,322	0.33	231,044,357	68.79	287,048
19. To authorise the Company to hold general meetings (other than annual general meetings) on 14 clear days' notice*	218,850,794	94.69	12,277,381	5.31	231,128,175	68.82	203,199
* Passed as special resolutions.

Notes:

1.
The total number of ordinary shares of £0.10 each in the capital of the Company (excluding shares held in treasury) on the shareholder register at 6.30 p.m. (UK time) on 28 March 2022, being those eligible to be voted on at the Meeting, was 335,846,622.
2.
All resolutions were passed.
3.
Any proxy appointments which gave discretion to the Chairman have been included in the "Votes For" total.
4.
A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the "Votes For" and "Votes Against" a resolution.

In accordance with Listing Rule 9.6.2, a copy of Resolutions 14 to 19 (inclusive), passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The full text of the resolutions is shown in the Notice of Meeting which is available on our website at https://www.microfocus.com/media/investors-report/2022-notice-of-general-meeting-report.pdf

Enquiries:
Micro Focus                                                            Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                           Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                           Tel: +44 (0)20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 30 March 2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer